UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

12013300

ANNUAL AUDITED REPORT FORMX-17A-5 PART III

SEC Mail Processing Section FEB 28 2012 Washington DC 123

SEC FILE NUMBER
8-53043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER JAVELIN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 Park Avenue South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Cawley (212)779-1600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Jamie Cawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of December 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X

Signature

ALAN J BERK
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01BE4874265
COMM. EXP. 1/26/20

X

Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Javelin Securities LLC

We have audited the accompanying statement of financial condition of Javelin Securities LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Javelin Securities LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 17, 2012

JAVELIN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and Cash Equivalents	$ 14,276
Receivable From Parent	9,573
	$ 23,849

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses Payable	$ 2,000
Member's Equity	21,849
	$ 23,849

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

JAVELIN SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. On September 27, 2011 the Company changed its name from IDX Derivatives, LLC. The Company is wholly owned by IDX Capital, LLC. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Going Concern

The Company had no gross income for the year 2011 and has been meeting regulatory Net Capital requirements by additional funds paid in by the Parent Company. Management is in the process of hiring sales people and expanding the business by applying to become a Treasury trading firm. Management believes that the expansion of its business will enable it to generate sufficient future income to become profitable.

3. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Managing Member wherein it is agreed that the Managing Member will provide managerial and administrative assistance. The office lease was entered into by the Managing Member. The agreement provides for a monthly fee of $750 for the administrative services and $750 for rent.

4 .Income Taxes

As a Limited Liability Company, any income earned is reported by the Member who is liable for the taxes. Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2011, the Company's net capital of

$12,276 was $7,276 in excess of its required net capital of $ 5,000. The Company's capital ratio was 16.29%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession and Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 17, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.